

November 6, 2012

Via E-Mail
Mr. James L. Bierman
Chief Financial Officer
Owens & Minor, Inc.
9120 Lockwood Boulevard
Mechanicsville, VA 23116

>   **Re: Owens & Minor, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 24, 2012**
>   **File No. 001-09810**

Dear Mr. Bierman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Financial Condition, Liquidity and Capital Resources, page 20

1. You disclose on page 4 that your agreements with Novation and Premier expire in August 2012 and December 2012, respectively. We note that sales to members of these GPO's represented 35% and 20% of 2011 sales. Please tell us the status of these agreements, including whether or not you plan to renew these contracts and to the extent you will not renew them, how you plan to replace this income. Please provide draft disclosure to be included in future filings that discusses the status of these contracts and the impact if any, the expiration of these contracts would have on operations.

<u>Consolidated Financial Statements, page 30</u>
<u>Consolidated Statements of Income, page 31</u>

2. We note your non-controlling interest balance on your balance sheet for 2011; however
    you do not appear to attribute any net income or comprehensive income to your non-
    controlling interest. Please tell us how your presentation of non-controlling interest on
    your income statement complies with ASC 810-10-45-20.

<u>Note 1 – Summary of Significant Accounting Policies, page 35</u>

<u>Reclassifications, page 35</u>

3. With regard to your 2011 change to classify book overdrafts from a financing activity to
    an operating activity, please address the following:

    •   We note your auditor refers to this change as a change in method of accounting
        and has provided a preferability letter. Additionally, we note you have treated
        this as a change in accounting principle and have retroactively applied this change
        to fiscal years 2009 and 2010. Please tell us why this is a change from one
        preferable accounting principle to another and how you considered ASC 250-10-
        45-2 and 45-11 through 13;

    •   You describe the book overdrafts as "outstanding checks issued but not yet
        presented to banks for disbursement." Please explain to us where the checks were
        at the balance sheet date, e.g., in the possession of Owens & Minor, mailed or
        otherwise conveyed to creditors, etc.;

    •   Please reconcile your description of book overdrafts in the 2011 Form 10-K to the
        description in the 2010 Form 10-K as "checks written in excess of bank
        balances;"

    •   Tell us your basis for determining that classifying book overdrafts as an operating
        activity is appropriate under GAAP and a preferable method of accounting. Cite
        the authoritative guidance that supports your presentation;

    •   Clarify our understanding of where the book overdrafts are presented on the
        balance sheet. You state they are classified as part of accounts payable but you do
        not indicate whether they have been added back to the cash balance. Explain how
        your presentation complies with ASC 305-10; and

    •   To the extent you are netting the overdrafts in your cash and cash equivalents
        balance; please tell us how you have determined that you have the right of offset
        and how you have considered ASC 210-20-45.

<u>Note 19 – Condensed Consolidating Financial Information, page 55</u>

4. Please confirm in your response, and disclose in future filings, that guarantees by your subsidiaries are full as well as jointly, severally and unconditionally liable. See Rule 3-10(e) of Regulation S-X. Further note that Rule 3-10 of Regulation S-X states that each guarantor subsidiary must be "100% owned" by the parent issuer as defined by Rule 3-10(h) of Regulation S-X. Further revise your disclosure, in future filings, to clarify that the guarantor subsidiaries are 100% owned.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341or Melissa Rocha, Accounting Branch Chief at (202) 551-3854 if you have questions regarding the comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining